[McGuireWoods LLP Letterhead]

November 13, 2007

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rubicon Technology, Inc.
Registration Statement on Form S-1, Amendment No. 3
File No. 333-145880

Dear Ms. Fisher:

On behalf of Rubicon Technology, Inc. (the “Company”), we are writing a follow-up response to your letter dated October 2, 2007, regarding the Company’s Registration Statement on Form S-1, File No. 333-145880 (the “Registration Statement”). We are concurrently filing Amendment No. 3 to the Registration Statement. To facilitate your review of our response, we are including your comment in boldface, followed by our response.

Principal and selling stockholders, page 92

31. Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE: As noted in footnotes (14), (15) and (16) to the Principal and Selling Stockholders Table, certain current and former employees of Canaccord Adams Inc. (“CAI”) hold indirect beneficial interests in Adams Harkness & Hill Technology Venture Partners, LP (“GPLP”), the 1% general partner of each of Adams, Harkness & Hill Entrepreneurs Fund, LP; Adams, Harkness & Hill Technology Ventures, LP; and Adams, Harkness & Hill Technology Ventures IA, LP. (together, the “Adams Harkness Entities”) and AHH Fund Investors 7, LLC, a limited partner of Adams, Harkness & Hill Technology Ventures, LP (“AHHTV”). However, none of such interests by which such employees of CAI hold indirect beneficial interests in GPLP or AHHTV give such employees of CAI any voting rights with respect to, or any other rights to direct the management of or otherwise exercise control of, any of GPLP, the Adams Harkness Entities, AHH Fund Investors 7, LLC, or AHHTV. Therefore, the Company has concluded that such employees of CAI are not affiliates of any of the Adams Harkness Entities. Furthermore, based on

Ms. Peggy Fisher

November 13, 2007

information provided by CAI, there are no other relationships between CAI or its affiliates and any of the Adams Harkness Entities or their affiliates that could cause CAI to be deemed to be an affiliate of the Adams Harkness Entities.

Finally, based on information provided by the underwriters, the underwriters and their counsel have determined that there are no “Conflicts of Interest” under Rule 2720 of the NASD Conduct Rules and that no additional disclosures under Rule 2710 of the NASD Conduct Rules are required. In addition, we note that after FINRA’s review of the Registration Statement and the underwriters’ filings under Rule 2710 of the NASD Conduct Rules, FINRA has delivered a “no objection” letter to the underwriters.

The Company plans to file its request for the acceleration of the effective date of the Registration Statement pursuant to Rule 461 of the Securities Act of 1933, as amended, on November 13, 2007. The Company will be requesting that the Registration Statement be declared effective on Thursday, November 15, 2007, at 4:00 p.m. Eastern Time. Please advise us if we can provide further information or assistance to facilitate your review. Please direct any questions concerning our response to your comment to me at 804-775-1022.

Sincerely,

s/ David N. Oakey

David N. Oakey

cc:	David Burton
Lynn Dicker
Tom Jones
Raja Parvez
Scott Glickson
Robert Latta
Robert Suffoletta